Exhibit 99.2

Form 45-103F4
Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. Also state the full name and address of the vendor, if this report is filed (a) by a vendor who is not the issuer, and (b) in connection with an exemption other than those contained in MI 45-103.

Valcent Products Inc. (the “Corporation”) [formerly Nettron.com, Inc.]
#208 - 828 Harbourside Drive
North Vancouver, BC V7P 3R9
Tel. 604.904.8481

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

Reporting Issuer - British Columbia
Reporting Issuer - Alberta

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

July 25th, 2005
July 29th, 2005

4. For each security distributed:

(a) describe the type of security, and
(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Convertible debenture

$1,310,904 ($1,080,000 U.S.) 8% per annum convertible notes whereby the holders of the convertible notes may, subject to trickle out provisions, elect to convert note and any unpaid interest into common shares of the Company at the lesser of (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion and (ii) $0.67($0.55 U.S.) The Company may, subject to notice provisions and the common shares trading above $1.82 ($1.50 U.S.) per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under notes plus interest.

Class A warrant

In conjunction with the issuance of the convertible notes the note holders also received 1,439,992 class A warrants which entitle them to purchase 1,439,992 common shares at $0.61 ($0.50 U.S.) for three years.

Class B warrant

In conjunction with the issuance of the convertible notes the note holders also received 1,439,992 class B warrants which entitle them to purchase 1,439,992 common shares at $1.21 ($1.00 U.S.) for three years.

Common shares

In conjunction with the issuance of the convertible notes the Company issued to the finders 360,001 common shares.

Finders A warrants

In conjunction with the issuance of the convertible notes the Company issued to the finders 216,000 finders A warrants whereby the finder shall have the right to purchase 216,000 common shares at $0.67 ($0.50 U.S.) per share for three years.

Finders B warrants

In conjunction with the issuance of the convertible notes the Company issued to the finders 360,000 finders B warrants whereby the finder shall have the right to purchase 360,000 common shares at $0.91 ($0.75 U.S.) per share for three years.

5. Provide details of the distribution by completing the attached schedule.

See Schedule A

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder’s fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $) *
British Columbia	$1	$479,451
Alberta	N/A	N/A
USA	$1	$831,453

Total dollar value of distribution in all jurisdictions (Canadian $)	$1	$1,310,904

* Relates to the convertible note principle balance as no funds were received in conjunction with the issuance of the Class A or Class B warrants.

Commissions and finder’s fees

7.
Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Bolder Investment Partners Ltd	$30,345	SEC 128(f)	$0.67 per Common share (1)
800-1450 Creekside Drive	83,333 Common shares	Of the securities rules
Vancouver BC V6J 5B3	50,000 A Finders Warrants
	83,333 B Finders Warrants
Bob Faris	$606	SEC 128(f)	$0.67 per Common share (1)
420-475 Howe Street	1667 Common shares	Of the securities rules
Vancouver BC V6C 2B3	1000 A Finders Warrants
	1667 B Finders Warrants
Steve McGuire	$606	SEC 128(f)	$0.67 per Common share (1)
11573-94th Ave	1667 Common shares	Of the securities rules
Delta B.C. V6C1A3	1000 A Finders Warrants
	1667 B Finders Warrants
Doug McInnis	$2,427	SEC 128(f)	$0.67 per Common share (1)
Suite 1602 - 120 Agnas Street	6667 Common shares	Of the securities rules
New Westminster BC V3L 5L8	4000 A Finders Warrants
	6667 B Finders Warrants
West Peak Ventures of Canada Ltd.	$81,931	SEC 128(f)	$0.67 per Common share (1)
420-475 Howe Street	225,000 Common shares	Of the securities rules
Vancouver BC V6C 2B3	135,000 A Finders Warrants
	225,000 B Finders Warrants
Viscount Investment, Ltd.,	$15,172	SEC 128(f)	$0.67 per Common share (1)
832 The White House, Belvedere Road,	41,667 Common shares	Of the securities rules
London, SE1 8YT	25,000 A Finders Warrants
	41,667 B Finders Warrants
Total	$131,087
	360,001 Common shares
	216,000 A Finders Warrants
	360,000 B Finders Warrants

(1)	Deemed value of the common shares based on recent market prices of $0.50 US. No value has been ascribed to the Finders A and Finders B warrants.

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date:  August 5, 2005

Valcent Products Inc.
Name of issuer or vendor (please print)

George Orr, Director
Print name and position of person signing

_____________________________________________
Signature

Schedule A

Provide the following information on a separate page attached to this report for each type of security distributed. The information in this schedule will not be placed on the public file of any securities regulatory authority.

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 Capital Raising Exemptions, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder’s fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased *A and B warrants	Total purchase price of Convertible debenture in (Canadian $)	Exemption relied on
Bolder Investment Partners Ltd 800-1450 Creekside Drive Vancouver BC V6J 5B3	66,666 A 66,666 B	$60,690	MI 45-103 (5.1)
Buckchuck Holdings Ltd. 800-1450 Creekside Drive Vancouver BC V6J 5B3	66,666 A 66,666 B	$60,690	MI 45-103 (5.1)
WkW Investments Club 800-1450 Creekside Drive Vancouver BC V6J 5B3	66,666 A 66,666 B	$60,690	MI 45-103 (5.1)
C Channing Buckland 4899 Locarnd Cres West Vancouver BC V8R 1G2	133,333 A 133,333 B	$121,380	MI 45-103 (5.1)
Collin Lee 2749 McColl Place Victoria BC V8N 5Y8	6,666 A 6,666 B	$6,069	MI 45.103 (5.1)
John Brook 5838 Eagle Island West Vancouver BC V7W 1V5	20,000A 20,000 B	$18,207	MI 45-103 (3.1)
Darwind Buchler 3646 Massey Drive Prince George BC V2n 2S8	13,333 A 13,333 B	$12,138	MI 45-103 (3.1)
First Associates in Trust for Halfmoon Foundation 5B0441B Suite 500- 550 Burrard Street Vancouver BCV6C 2B5	13,333 A 13,333 B	$12,138	MI 45-103 (5.1)
First Associates in Trust for Victor Dario 5a6941b Suite 500- 550 Burrard Street Vancouver BCV6C 2B5	26,666 A 26,666 B	$24,276	MI 45-103 (5.1)
First Associates in Trust for Doug Casey 5e0011 Suite 500- 550 Burrard Street Vancouver BCV6C 2B5	66,666 A 66,666 B	$60,690	MI 45-103 (5.1)
First Associates in Trust for Goma Foundation 5d8950b Suite 500- 550 Burrard Street Vancouver BCV6C 2B5	26,666 A 26,666 B	$24,276	MI 45-103 (5.1)
Robert Edwards 11925-80 Ave North Delta BC V4C1Y1	6,666 A 6,666 B	$6,069	MI 45-103 (3.1)
Shara Highgate 205 Irwin Street Prince George BCV2M 2Y2	13,333 A 13,333 B	$12,138	MI 45-103 (3.1)
Alpha Capital Aktiengesellschaft Pradafant 7, 9490 Fursten Vaduz, Lichenstien	266,666 A 266,666 B	$242,760	MI 45-103 (5.1)
Platinum Partners Macro Fund LP 152 West 57th Street New York NY 10019	333,333 A 333,333 B	$303,450	MI 45-103 (5.1)
David A. Rose 1701 Milford Street Houston TX 77098	13,333 A 13,333 B	$12,138	MI 45-103 (5.1)
Monarch Capital Fund Ltd. CO Beacon Capital Management Limited Harbour House Waterfront Drive PO Box 972 Road town Tortola British Virgin Island	166,666 A 166,666 B	$151,725	MI 45-103 (5.1)
CMS Capital 9612 Ventura Blvd, Suite 108 Panorama City CA 91402	133,333 A 133,333 B	$121,380	MI 45-103 (5.1)
Total	1,439,992 A 1,439,992 B	$1,310,904
**All US funds converted to Canadian based on Bloomberg conversion rate August 4, 2005 of 1.2138.